EXHIBIT 21.1
SUBSIDIARIES OF VALASSIS COMMUNICATIONS, INC.

	Name Under Which Business is	State or Country of
Subsidiary Legal Name	Conducted	Incorporation
Valassis Manufacturing Company	Valassis Manufacturing Company	Delaware
Valassis Sales and Marketing Services, Inc.	Valassis Sales and Marketing	Delaware
NCH Marketing Services, Inc.	NCH	Delaware
Promotion Watch, Inc.	Promotion Watch	Delaware
Valassis Relationship Marketing Systems, LLC	VRMS	Delaware
Valassis Data Management, Inc.	Valasssis Data Management	Delaware
Valassis Canada Inc.	Valassis of Canada	Canada
VCI Fulfillment Group	VCI Fulfillment	Mexico
Valassis Direct Mail, Inc.	Valassis Direct Mail	Delaware
Valassis In-Store Solutions, Inc.	Valassis In-Store Solutions	Delaware
MailCoups, Inc.	MailCoups	Delaware
Valassis Interactive, Inc.	Valassis Interactive	Delaware
This list excludes sixteen subsidiary companies of which six are domestic and ten are foreign.